Exhibit 99.1

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
--------------------------------------------------------------------------------

Zarlink Releases Second Quarter Fiscal 2006 Results

OTTAWA, CANADA, October 20, 2005 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today released results for the Fiscal 2006 second quarter ended September 23, 2005, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      In line with the company's guidance, second quarter revenue was US$46.9 million, compared with US$45.5 million in the prior quarter, and US$58.8 million in the second quarter of Fiscal 2005. Revenues were higher in the Consumer Communications business unit and down marginally in both Network Communications and Ultra Low-Power Communications.

      Zarlink recorded a second quarter net loss of US$2.3 million or US$0.02 per share. In the Fiscal 2005 second quarter, the Company reported a net profit of US$3.2 million, or US$0.02 per share, which included a US$2.9 million gain on a note receivable.

      Gross margin in the second quarter was 43% of revenue, compared with 38% in the first quarter and 46% in the second quarter a year ago.

      Subsequent to the end of the current quarter, on October 7, 2005, Zarlink signed an agreement to sell its RF Front-End Consumer Business to Intel Corporation and its UK subsidiary for approximately US$68 million in cash and US$2 million in other consideration. Subject to closing conditions, the transaction is expected to close by the end of November 2005.

      "The agreement with Intel is an important part of our plan to reposition the company on higher-margin growth opportunities in communications markets," said Kirk K. Mandy, President and Chief Executive Officer, Zarlink Semiconductor. "We are satisfied that we met our second quarter revenue guidance and reported a lower net loss. We are making progress in our drive to further reduce our fixed costs, begin generating positive cash flow and return to profitability."

Review of Operations

      Both Research and Development (R&D) and Selling and Administrative (S&A) expenses were lower sequentially in the Fiscal 2006 second quarter as a result of the restructuring implemented in the fourth quarter of Fiscal 2005.

      R&D expenses in the second quarter were US$11.8 million or 25% of revenue, compared with US$13.6 million or 30% of revenue in the first quarter, and US$15.6 million or 27% of revenue in the Fiscal 2005 second quarter.

      S&A expenses were US$10.3 million or 22% of revenue in the second quarter, compared with US$11.3 million or 25% of revenue in the first quarter, and US$11.0 million or 19% of revenue in the second quarter of Fiscal 2005.

      During the second quarter, the Company launched six new products, including:

      o The industry's first devices for carrying timing and synchronization over packet-switched networks;

      o An acoustic echo canceller chip that delivers superior sound quality in hands-free communications products, including car kits, speakerphones, security and intercom systems;

      o The world's first single-chip tuner for free-to-air satellite DTV receivers;

      o     A low-power tuner for digital satellite PayTV systems; and

      o     Two terrestrial demodulators for PC-TV and portable DTV products.

Third Quarter Fiscal 2006 Guidance

      Excluding the RF Front-End Consumer business, the opening order backlog at the start of the third quarter of Fiscal 2006 was US$28 million, compared with US$26 million in the prior quarter. Zarlink is forecasting that third quarter revenues, excluding RF Front-End revenues, will be between US$34 million and US$36 million. This compares to second quarter revenue of US$34.2 million, excluding the RF Front-End business. As a result, Zarlink expects third quarter earnings of between breakeven and US$0.01 per share. In addition, the company anticipates a gain of US$41 million to US$45 million, or US$0.32 to US$0.35 per share, relating to the sale of the RF Front-

End business. After related costs associated with the transaction, the Company expects that net cash proceeds will be approximately US$60 million.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, consumer and ultra low-power communications, and high-performance analog. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact investor relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: rapid technological developments and changes; our ability to achieve profitability and generate positive cash flows in the future; our exposure to product warranty claims resulting from product defects or failures; our dependence on our foundry suppliers and third-party subcontractors; increasing price and product competition; our exposure to currency exchange rate fluctuations and other factors inherent in our international operations; and other factors referenced in our Annual Report on Form 20-F for the fiscal year ended March 25, 2005. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today from 5:30-6:30 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-814-4859 or 613-287-8027. The replay number is 1-877-289-8525 (passcode 21157732#) or
416-640-1917 (passcode 21157732#). The replay is available until midnight, November 3, 2005. A live audio webcast will be available through www.newswire.ca (Canada NewsWire) or from the Company's website at www.zarlink.com.

For further information:

Michael Salter                              Mike McGinn
Media Relations                             Investor Relations
613 270-7115                                613 270-7210
michael.salter@zarlink.com                  mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                                           Three months ended                   Six months ended
                                                                  -------------------------------------     ------------------------
                                                                  Sept. 23,      June 24,     Sept. 24,     Sept. 23,      Sept. 24,
                                                                    2005          2005          2004          2005           2004
                                                                  -------------------------------------     ------------------------
Revenue                                                            $  46.9       $  45.5       $  58.8       $  92.4       $ 114.6
Cost of revenue                                                       26.8          28.0          32.0          54.8          62.6
                                                                   -----------------------------------       ---------------------
Gross margin                                                          20.1          17.5          26.8          37.6          52.0
                                                                   -----------------------------------       ---------------------

Expenses:
   Research and development                                           11.8          13.6          15.6          25.4          30.5
   Selling and administrative                                         10.3          11.3          11.0          21.6          21.7
   Gain on sale of business                                             --          (1.9)         (2.9)         (1.9)         (9.9)
                                                                   -----------------------------------       ---------------------
                                                                      22.1          23.0          23.7          45.1          42.3
                                                                   -----------------------------------       ---------------------
Income (loss) from operations                                         (2.0)         (5.5)          3.1          (7.5)          9.7

Interest income                                                        0.4           0.4           0.2           0.8           0.4
Foreign exchange gain (loss)                                          (0.3)          1.5          (0.1)          1.2          (0.4)
                                                                   -----------------------------------       ---------------------
Income (loss) from operations before income taxes                     (1.9)         (3.6)          3.2          (5.5)          9.7
Income tax (expense) recovery                                         (0.4)           --            --          (0.4)          1.0
                                                                   -----------------------------------       ---------------------

Net income (loss) for the period                                   $  (2.3)      $  (3.6)      $   3.2       $  (5.9)      $  10.7
                                                                   ===================================       =====================

Net income (loss) attributable to common
  shareholders                                                     $  (3.0)      $  (4.3)      $   2.7       $  (7.3)      $   9.7
                                                                   ===================================       =====================

Net income (loss) per common share:
   Basic and diluted                                               $ (0.02)      $ (0.03)      $  0.02       $ (0.06)      $  0.08
                                                                   ===================================       =====================

Weighted average number of common shares
  outstanding (millions):
   Basic                                                             127.3         127.3         127.3         127.3         127.3
                                                                   ===================================       =====================
   Diluted                                                           127.3         127.3         127.3         127.3         127.4
                                                                   ===================================       =====================

Percentage of revenue:
   Gross margin                                                         43%           38%           46%           41%           45%
   Research and development                                             25%           30%           27%           27%           27%
   Selling and administrative                                           22%           25%           19%           23%           19%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                           Three months ended                   Six months ended
                                                                  -------------------------------------     ------------------------
                                                                  Sept. 23,      June 24,     Sept. 24,     Sept. 23,      Sept. 24,
                                                                    2005          2005          2004          2005           2004
                                                                  -------------------------------------     ------------------------
CASH PROVIDED BY (USED IN)
--------------------------
Operating activities:
   Net income (loss) for the period                                $  (2.3)      $  (3.6)      $   3.2       $  (5.9)      $  10.7
   Depreciation                                                        1.6           1.8           2.3           3.4           4.6
   Other non-cash changes in operating activities                      0.3          (3.2)         (2.7)         (2.9)         (9.6)
   Deferred income taxes                                              (0.3)          0.1          (0.4)         (0.2)         (0.2)
   Decrease (increase) in working capital:
    Trade accounts and other receivables                              (1.8)          2.6           1.6           0.8          (4.9)
    Inventories                                                        1.0           1.1           0.6           2.1          (3.7)
    Prepaid expenses and other                                        (3.2)         (1.8)          0.6          (5.0)         (2.2)
    Payables and accrued liabilities                                   0.7          (9.6)         (3.8)         (8.9)         (3.2)
    Deferred credits                                                   --           (0.2)          0.7          (0.2)          0.6
                                                                   -----------------------------------       ---------------------
Total                                                                 (4.0)        (12.8)          2.1         (16.8)         (7.9)
                                                                   -----------------------------------       ---------------------

Investing activities:
   Purchased short-term investments                                    --          (28.1)          --          (28.1)        (54.6)
   Matured short-term investments                                     28.1          39.6           7.4          67.7          62.2
   Expenditures for fixed assets                                      (0.1)         (0.6)         (1.6)         (0.7)         (2.0)
   Proceeds from disposal of fixed assets                              0.2           0.2           0.4           0.4           0.4
   Proceeds from repayment of note receivable                          --            2.0           2.9           2.0           9.9
                                                                   -----------------------------------       ---------------------
Total                                                                 28.2          13.1           9.1          41.3          15.9
                                                                   -----------------------------------       ---------------------

Financing activities:
   Repayment of capital lease liabilities and long
    term debt                                                          --            --            --            --           (0.1)
   Payment of dividends on preferred shares                           (0.6)         (0.5)         (0.5)         (1.1)         (1.0)
   Repurchase of preferred shares                                     (0.4)         (0.4)          --           (0.8)          --
   Increase in restricted cash                                        (0.2)          --            --           (0.2)          --
                                                                   -----------------------------------       ---------------------
Total                                                                 (1.2)         (0.9)         (0.5)         (2.1)         (1.1)
                                                                   -----------------------------------       ---------------------

Effect of currency translation on cash                                 --           (0.3)          --           (0.3)          0.1
                                                                   -----------------------------------       ---------------------

Increase (decrease) in cash and cash equivalents                      23.0          (0.9)         10.7          22.1           7.0

Cash and cash equivalents, beginning of period                        18.5          19.4          23.3          19.4          27.0
                                                                   -----------------------------------       ---------------------

Cash and cash equivalents, end of period                           $  41.5       $  18.5       $  34.0       $  41.5       $  34.0
                                                                   ===================================       =====================

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)

                                                                              Sept. 23,       June 24,        March 25,
                                                                                2005            2005            2005
                                                                              ---------       --------        ---------
ASSETS

Current assets:
   Cash and cash equivalents                                                  $   41.5        $   18.5        $   19.4
   Short-term investments                                                         --              28.1            39.6
   Restricted cash                                                                14.1            13.9            13.9
   Trade accounts receivable - net                                                23.3            20.9            23.2
   Other receivables                                                               3.1             3.9             4.2
   Note receivable                                                                --              --               0.1
   Inventories                                                                    21.1            22.1            23.2
   Prepaid expenses and other                                                      8.8             7.7             5.9
                                                                              --------        --------        --------
                                                                                 111.9           115.1           129.5
Fixed assets - net                                                                30.8            32.2            33.4
Deferred income tax assets - net                                                   3.7             3.4             3.5
Other assets                                                                       6.6             4.6             4.9
                                                                              --------        --------        --------
                                                                              $  153.0        $  155.3        $  171.3
                                                                              ========        ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                     $   13.9        $   10.2        $   14.6
   Employee-related accruals                                                       9.0             9.0             9.6
   Income and other taxes payable                                                  3.7             3.3             3.5
   Current portion of provisions for exit activities                               1.0             3.1             7.9
   Other accrued liabilities                                                       5.4             6.4             5.8
   Deferred credits                                                                1.2             1.2             1.4
                                                                              --------        --------        --------
                                                                                  34.2            33.2            42.8
Long-term debt                                                                     0.1             0.1             0.1
Long-term portion of provision for exit activities                                 0.6             0.8             0.9
Pension liabilities                                                               17.9            17.8            19.3
                                                                              --------        --------        --------
                                                                                  52.8            51.9            63.1
                                                                              --------        --------        --------

Redeemable preferred shares, unlimited shares authorized; 1,305,900
  shares issued and outstanding as at September 23, 2005                          16.7            17.0            17.2
                                                                              --------        --------        --------

Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,308,973 shares issued and outstanding as at September 23, 2005             768.4           768.4           768.4
Additional paid-in capital                                                         1.9             2.0             2.2
Deficit                                                                         (653.5)         (650.6)         (646.5)
Accumulated other comprehensive loss                                             (33.3)          (33.4)          (33.1)
                                                                              --------        --------        --------
                                                                                  83.5            86.4            91.0
                                                                              --------        --------        --------
                                                                              $  153.0        $  155.3        $  171.3
                                                                              ========        ========        ========

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
             (in millions of U.S. dollars, except per share amounts)
                                   (Unaudited)

Cash, Cash Equivalents, Short-Term Investments and Restricted Cash

As a supplementary measure to effectively manage the Company's total cash assets, management combines its cash and cash equivalents, short-term investments and restricted cash to represent the Company's total portfolio of cash assets. Short-term investments comprise highly liquid low risk debt instruments that are held to maturity with terms of not greater than one year, but generally for much shorter periods. Restricted cash consists of cash pledged with a bank as collateral for various letters of credit. In this supplementary schedule, investing activities exclude items related to purchased short-term investments and matured short-term investments; financing activities exclude the hypothecation of cash under letters of credit; and the effect of currency translation is calculated on all cash assets. The combination of cash, cash equivalents, short-term investments and restricted cash is a non-GAAP measure. A detailed reconciliation to arrive at the supplementary measure of cash, cash equivalents, short-term investments and restricted cash is presented below as part of this earnings press release. Readers are cautioned that cash, cash equivalents, short-term investments and restricted cash combined together do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures prescribed by other companies. These indicators should not be considered as a substitute or alternative for the consolidated statements of cash flows.

                                                                          Three Months Ended                Six Months Ended
                                                                  -----------------------------------    ----------------------
                                                                  Sept. 23,     June 25,    Sept. 24,    Sept. 23,    Sept. 24,
                                                                    2005         2005          2004        2005          2004
                                                                  -----------------------------------    ----------------------
Cash and cash equivalents, beginning of period                     $  18.5      $  19.4      $  23.3      $  19.4      $  27.0
Short-term investments, beginning of period                           28.1         39.6         54.6         39.6         54.8
Restricted cash, beginning of period                                  13.9         13.9         10.0         13.9         10.0
                                                                   ---------------------------------      --------------------
  Cash, cash equivalents, short-term investments and
   restricted cash, beginning of period                               60.5         72.9         87.9         72.9         91.8
                                                                   ---------------------------------      --------------------

Cash provided by (used in):
Operating activities, before changes in working capital               (0.7)        (4.9)         2.4         (5.6)         5.5
Changes in working capital                                            (3.3)        (7.9)        (0.3)       (11.2)       (13.4)
                                                                   ---------------------------------      --------------------
Operating activities                                                  (4.0)       (12.8)         2.1        (16.8)        (7.9)

Investing activities                                                   0.1          1.6          1.7          1.7          8.3

Financing activities                                                  (1.0)        (0.9)        (0.5)        (1.9)        (1.1)
                                                                   ---------------------------------      --------------------

Cash inflows (outflows) before the effect of currency
  translation on cash, cash equivalents, short-term
  investments and restricted cash                                     (4.9)       (12.1)         3.3        (17.0)        (0.7)
                                                                   ---------------------------------      --------------------

Effect of currency translation on cash, cash
  equivalents, short-term investments and restricted
  cash                                                                --           (0.3)        --           (0.3)         0.1
                                                                   ---------------------------------      --------------------

Cash, cash equivalents, short-term investments and
  restricted cash, end of period                                   $  55.6      $  60.5      $  91.2      $  55.6      $  91.2
                                                                   =================================      ====================

Represented by:
  Cash and cash equivalents, end of period                         $  41.5      $  18.5      $  34.0      $  41.5      $  34.0
  Short-term investments, end of period                               --           28.1         47.2         --           47.2
  Restricted cash, end of period                                      14.1         13.9         10.0         14.1         10.0
                                                                   ---------------------------------      --------------------
                                                                   $  55.6      $  60.5      $  91.2      $  55.6      $  91.2
                                                                   =================================      ====================

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Product Information

Revenue, by product, was distributed as follows:

                                                              Three Months Ended                       Six Months Ended
                                                   -----------------------------------------       -------------------------
                                                   Sept. 23,        June 24,       Sept. 24,       Sept. 23,       Sept. 24,
                                                     2005            2005            2004            2005            2004
                                                   -----------------------------------------       -------------------------
Network Communications                               $22.1           $22.2           $26.9           $44.3           $ 52.8
Consumer Communications                               16.6            14.9            20.6            31.5             39.8
Ultra Low-Power Communications                         8.2             8.4            11.3            16.6             22.0
                                                     -----           -----           -----           -----           ------
Total                                                $46.9           $45.5           $58.8           $92.4           $114.6
                                                     =====           =====           =====           =====           ======

Geographic Information:

Revenue,   based  on  the  geographic  location  of  Zarlink's  customers,   was
distributed as follows:

                               Three Months                         Three Months                         Three Months
                                  Ended              % of              Ended             % of               Ended            % of
                              Sept. 23, 2005         Total         June 24, 2005         Total          Sept. 24, 2004       Total
                              --------------         -----         -------------         -----          --------------       -----
Asia - Pacific                    $21.1                45%             $21.7               48%               $24.0              41%
Europe                             14.5                31               12.8               28                 18.4              31
Americas                           11.3                24               11.0               24                 16.4              28
                                  -----               ---              -----              ---                -----             ---
                                  $46.9               100%             $45.5              100%               $58.8             100%
                                  =====               ===              =====              ===                =====             ===

                                                                     Six Months                           Six Months
                                                                       Ended             % of               Ended            % of
                                                                   Sept. 23, 2005        Total          Sept. 24, 2004       Total
                                                                   --------------        -----          --------------       -----
Asia - Pacific                                                         $42.8               46%              $ 48.0              42%
Europe                                                                  27.3               30                 34.4              30
Americas                                                                22.3               24                 32.2              28
                                                                       -----              ---               ------             ---
                                                                       $92.4              100%              $114.6             100%
                                                                       =====              ===               ======             ===

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Information on Business Segments

Three Months                                     Network             Consumer         Ultra Low-Power     Unallocated
Ended Sept. 23, 2005                         Communications       Communications      Communications         Gains          Total
                                             -------------------------------------------------------------------------------------
Revenue                                           $22.1               $16.6               $ 8.2              $ --          $ 46.9
Depreciation of buildings and equipment             0.7                 0.5                 0.4                --             1.6
Segments' operating loss                           (1.2)               (0.1)               (0.7)               --            (2.0)

Three Months                                     Network             Consumer         Ultra Low-Power     Unallocated
Ended June 24, 2005                          Communications       Communications      Communications         Gains          Total
                                             -------------------------------------------------------------------------------------
Revenue                                           $22.2               $14.9               $ 8.4              $ --          $ 45.5
Depreciation of buildings and equipment             0.9                 0.5                 0.4                --             1.8
Gain on sale of foundry business                     --                  --                  --              (1.9)           (1.9)
Segments' operating income (loss)                  (2.8)               (3.6)               (1.0)              1.9            (5.5)

Three Months                                     Network             Consumer         Ultra Low-Power     Unallocated
Ended Sept. 24, 2004                         Communications       Communications      Communications         Gains          Total
                                             -------------------------------------------------------------------------------------
Revenue                                           $26.9               $20.6               $11.3              $ --          $ 58.8
Depreciation of buildings and equipment             1.1                 0.8                 0.4                --             2.3
Gain on sale of foundry business                     --                  --                  --              (2.9)           (2.9)
Segments' operating income (loss)                   3.0                (1.8)               (1.0)              2.9             3.1

Six Months                                       Network             Consumer         Ultra Low-Power     Unallocated
Ended Sept. 23, 2005                         Communications       Communications      Communications         Gains          Total
                                             -------------------------------------------------------------------------------------
Revenue                                           $44.3               $31.5               $16.6              $ --          $ 92.4
Depreciation of buildings and equipment             1.6                 1.0                 0.8                --             3.4
Gain on sale of foundry business                     --                  --                  --              (1.9)           (1.9)
Segments' operating income (loss)                  (4.0)               (3.7)               (1.7)              1.9            (7.5)

Six Months                                       Network             Consumer         Ultra Low-Power     Unallocated
Ended Sept. 24, 2004                         Communications       Communications      Communications         Gains          Total
                                             -------------------------------------------------------------------------------------
Revenue                                           $52.8               $39.8               $22.0              $ --          $114.6
Depreciation of buildings and equipment             2.1                 1.6                 0.9                --             4.6
Gain on sale of foundry business                     --                  --                  --              (9.9)           (9.9)
Segments' operating income (loss)                   5.1                (3.8)               (1.5)              9.9             9.7